UNITED STATES
      SECURITIES AND EXCHANGE COMMISSION
             WASHINGTON, DC 20549
                 SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b)(c)AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
Amendment No.

       PIONEER STANDARD ELECTRONICS, INC.
               (Name of Issuer)


                 COMMON STOCK
         (Title of Class of Securities)

                   723877106
                (CUSIP Number)

           DKR CAPITAL PARTNERS L.P.
            1281 East Main Street
         Stamford, Connecticut 06902
             (203) 324-8400

(Name, Address and Telephone Number of
Person Authorized to Receive Notices and
Communications)


              December 31, 2002
(Date of Event Which Requires Filing of this
Statement)



Check the following box to designate the rule pursuant to which this Schedule is filed:

 X Rule 13d-1(b)
   Rule 13d-1(c)
   Rule 13d-1(d)

The information required in the remainder of This cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act .



1. Name of Reporting Person I.R.S. Identification
Nos. of Above Persons (entities only)

DKR Capital Partners L.P.

2. Check the Appropriate Box If A Member Of A
Group (See Instructions)

(a)
(b)

3. SEC Use Only

4. Citizen Or Place Of Organization:  Delaware

Number of Shares Beneficially Owned by Each
Reporting Person With:

5. Sole Voting Power
0

6. Shared Voting Power

507,866 preferred shares convertible into
1,612,271.40 shares of common stock

7. Sole Dispositive Power
0

8. Shared Dispositive Power

507,866 preferred shares convertible into
1,612,271.40 shares of common stock

DKR Management Company Inc. (DKRMCI) a registered investment adviser, has entered into an Advisory
Services Agreement with Basso Securities to act as the portfolio manager to certain funds managed by DKRMCI. Pursuant to an Assignment and Assumption
Agreement, DKR Capital Partners L.P., an affiliate of DKRMCI, will perform and satisfy all obligations of DKRMCI, including those under the Advisory Service
Agreement.  As such, DKR Capital Partners L.P. and
Basso Securities have shared dispositive and voting power over the securities.

9. Aggregate Amount Beneficially Owned by Each
Reporting Person

507,866 preferred shares convertible into
1,612,271.40 shares of common stock

10. Check if the Aggregate Amount in Row (9)
Excludes Certain Shares
(See Instruction)

11. Percent of Class Represented by Amount in Row 9
5.44%

12. Type of Reporting Person (See Instructions)
IA


Item 1:	Security and Issuer

1(a) 	Name of Issuer
Pioneer Standard Electronics, Inc.

1(b)	Address of Issuer's Principal Executive
Offices
6065 Parkland Blvd.
Mayfield Heights, OH 44124
United States

Item 2:	Identity and Background

2(a)	Name of person Filing:

DKR Capital Partners L.P.

2(b)	Address of Principal Business Office or,
if none, Residence:

The address of the reporting person is:
1281 East Main Street
Stamford, CT 06902

2(c)	Citizenship/ Corporation organized
Delaware, USA

2(d)	Title of Class of Security
Common Stock

2(e)	Cusip Number
723877106


Item 3: If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing is a:

a. Broker or Dealer registered under
Section 15 of the Act,
b. Bank as defined in Section 3(a)(6)
of the Act,
c. Insurance Company as defined in Section
3(a)(19) of the Act,
d. Investment Company registered under
Section 8 of the Investment Company Act,
e. Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
f. Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(ii)(F),
g. Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G);
(Note: see Item 7)
h. A saving association as defined in Section
3(b) of the Federal Deposit Insurance Act (12
U.S.C. 1813)
i. A church plan that is excluded form the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940;
j. Group, in accordance with
Rule 13d-1(b)(1)(ii)(J).

Item 4:	Ownership

4(a)	Amount Beneficially Owned

An aggregate amount of 507,866 preferred shares convertible into 1,612,271.40 shares of common stock were beneficially owned by DKR Capital
Partners L.P., a registered investment
adviser. DKR Capital Partners L.P. disclaims beneficial ownership of the holdings reported herein.

4(b)	Percent of Class

5.44%

(The percentage was calculated by dividing
1,612,271.404 shares of common stock by
29,625,271.40, which represents the sum
28,013,000 of (shares outstanding based
on the latest information provided by
Bloomberg) and 1,612,271.40 (the shares
of common stock that would be received
upon conversion of the corporate bonds)).

4(c) 	Number of shares as to which the person
has

(i) Sole Power to vote or to direct the vote
0

(ii) Shared power to vote or to direct the vote

507,866 preferred shares convertible into
1,612,271.40 shares of common stock

(iii) Sole power to dispose or to direct
the disposition of
0

(iv) Shared power to dispose or to direct the disposition of

507,866 preferred shares convertible into
1,612,271.40 shares of common stock

Instruction:
For computation regarding securities which represent a right to acquire an underlying security see
Rule 13d-3(d)(1).

Item 5:	Ownership of Five Percent or
less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following


Instruction: Dissolution of a group requires a response to this item.

Item 6:  	Ownership of More than Five percent
on Behalf of Another Person.


Basso Securtities Ltd. ("Basso") has entered into an Advisory Service Agreement with DKRMCI to act as a portfolio manager to certain funds managed by DKRMCI. Pursuant to an Assignment and Assumption Agreement, DKR Capital Partners
L.P., an affiliate of DKRMCI, will perform and satisfy all obligations of DKRMCI, including those under the Advisory Service Agreement.
As such, Basso, the portfolio manager, has more than five percent interest in the security and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such security.

Basso Securities disclaims beneficial ownership of the holdings reported herein.

Item 7: 	Identification and Classification
of the Subsidiary Which Acquired the Security
Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule,pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.
If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable


Item 8:	Identification and Classification
of Members of the Group.

If a group his filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity and
Item 3 classification of each member of the group
If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9:	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of he group, in their individual capacity. See item 5.

Not Applicable

Item 10:	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2002

/s/ Anthony Girodano
____________________________
Signature

Anthony Giordano